December 11, 2018

CORRESPONDENCE VIA EDGAR
Ms. Jeanne Baker
Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549-7010

Re:    Babcock & Wilcox Enterprises, Inc.
Comment Letter dated November 19, 2018
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 10-Q for Fiscal Quarter Ended September 30, 2018
Filed November 8, 2018
Response Dated September 27, 2018
File No. 001-36876

Dear Ms. Baker:

This letter is Babcock & Wilcox Enterprises, Inc.'s ("we," "us," "B&W" or the "Company") response to the Staff's November 19, 2018 comment letter based on the Staff's review of the Company's Form 10-K for the year ended December 31, 2017 (the "Form 10-K"), Form 10-Q for Fiscal Quarter Ended September 30, 2018, our Response Dated September 27, 2018, and our call with the Staff on October 31, 2018. For your convenience, each of the Staff's comments has been reprinted below in bold, followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2017

Note 10 - Provision for Income Taxes, page 85

1.
Please provide us with an updated comparable tabular analysis for the three years ended December 31, 2017, the year ended December 31, 2017, and the six months ended June 30, 2018, incorporating the items noted during our recent conference call.

Response: Updated tabular analysis for the three years ended December 31, 2017, the year ended December 31, 2017 and the six months ended June 30, 2018 are included in Appendices 1 and 2 to this letter and incorporate the items noted during our recent conference call. We have also included tabular analysis as of September 30, 2018 in Appendix 3.

We exclude businesses retrospectively in these analyses in the period that they are first presented as discontinued operations or the divestiture transaction occurred. In other words, our analysis as of June 30, 2018 excludes MEGTEC and Universal because they were presented as discontinued operations at June 30, 2018, our analysis as of September 30, 2018 further excludes Palm Beach Resource Recovery Corporation ("PBRRC") and our equity method investment in Thermax Babcock & Wilcox Energy Solutions Private Limited ("TBWES") because they were sold in the third quarter of 2018, and our analysis as of December 31, 2017 includes all of these businesses that were sold in 2018. As a result, we have separately presented the analysis as of each reporting date in the Appendices so that data within each table is comparable.

In addition, address the following related to your tabular analysis:

•	Provide the underlying calculations relating to each component of the interest-related adjustments. For the six months ended 6/30/18, clarify why the $61.2 million exceeds reported interest expense;

Response: While we prioritize forecasted U.S. adjusted pre-tax income based on three-year historical averages for purposes of analyzing our ability to utilize our net deferred tax assets ("DTAs"), we are providing the components of interest expense for the following periods, including for the six months ended June 30, 2018, to illustrate the interest-related adjustments in our analyses included in the Appendices.

	Nine Months Ended	Six Months Ended	Twelve Months Ended
(in millions)	Sep 30, 2018	Jun 30, 2018	Dec 31, 2017
Actual external U.S. interest expense included in "U.S. pre-tax income (loss)"	$35.4	$25.1	$24.9
Actual debt extinguishment loss included in "U.S. pre-tax income (loss)"	49.2	49.2	—
Total actual interest expense included in "U.S. pre-tax income (loss)"	84.7	74.3	24.9
Additional interest for outside borrowings added to be representative of current debt structure(1)	—	—	26.6
Total forecasted interest before deductibility limitations under Section 163(j)(1)	84.7	74.3	51.5
Interest expense disallowed by Section 163(j)(2)	(78.1)	(69.2)	(36.6)
Total interest included in adjusted U.S. historical pre-tax income (i.e., core earnings)	$6.5	$5.1	$14.9
Table may not foot due to rounding.

(1)
Total interest is generally based on forecasted interest expense as of the date of each analysis, which is based on the current debt agreements and rates in effect, both of which are objective and verifiable. Actual interest in the historical periods is adjusted to be representative of the currently forecasted total interest expense.

(2)
Refer to the illustrative example below for the individual components of the calculation of the Section 163(j) limitation on interest deductions. Interest expense disallowed for the six months ended June 30, 2018 has been updated in above table and in Appendix 2 from $61.2 million to $69.2 million to correct a clerical error in the Response Dated September 27, 2018.

As illustrated in the table above, total actual interest expense is included in U.S. pre-tax income (loss) in our tabular analyses and includes both the items reported as interest expense in our condensed consolidated financial statements and also the separately presented loss on debt extinguishment of $49.2 million from the second quarter of 2018. The loss on debt extinguishment relates to the repayment in full of the Second Lien Term Loan Facility on May 4, 2018. The loss on debt extinguishment is considered to be a repurchase premium that is characterized as interest under Internal Revenue Code ("IRC") Section 1.163-7(c) of the Treasury Regulations, and is therefore also subject to the interest expense limitations under IRC Section 163(j). As a result, the interest expense disallowed represents only a portion of the total interest before the Section 163(j) limitation.

Additional interest for outside borrowings is then added to the analyses as an objective, verifiable adjustment to increase total forecasted interest expense to be more representative of our debt at the time of the analysis. This higher level of interest reduces our future U.S. taxable income before considering deductibility limitations discussed below. Inclusive of this adjustment, total interest expense before deductibility limitations was $66.8 million, $67.7 million and $51.5 million based on the three-year averages as of September 30, 2018, June 30, 2018 and December 31, 2017, respectively, and $97.5 million, $100.0 million and $51.5 million based on the twelve-month periods ended September 30, 2018, June 30, 2018 and December 31, 2017, respectively. However, our core earnings analysis is not sensitive to changes in assumptions for additional interest for outside borrowings or the inclusion of the debt extinguishment because of the interest deductibility limitations as illustrated in Test Case 2 of the illustrative example below. Test Case 2 illustrates that an increase or decrease in actual or forecasted interest expense does not affect our overall core earnings (or the amount of interest ultimately included in core earnings), unless total interest is less than the amount allowed under the Section 163(j) limitation; see tickmarks I and K of the illustrative example below. Ultimately, our tabular analyses include future annual interest expense after the Section 163(j) limitation of $13.4 million, $16.9 million and $22.4 million based on the three-year averages as of September 30, 2018, June 30, 2018 and December 31, 2017, respectively, and $16.9 million, $9.4 million and $14.9 million based on the twelve-month periods ended September 30, 2018, June 30, 2018 and December 31, 2017, respectively.

•
Describe to us in greater detail, including illustrative calculations or examples, your assertion that if certain expenses were not added back there would be an approximate 70% offsetting impact to the interest-related adjustments. Also, address whether the offsetting impact would change or be limited as the amount of excluded expenses increased;

Response: Any changes in adjusted U.S. historical pre-tax income (i.e., core earnings) before the interest deduction limitation would have a 30% offsetting impact in the disallowed interest. The Tax Cuts and Jobs Act of 2017 included a limitation on the deductibility of interest in IRC Section 163(j). The new provision generally limits the interest deduction on business interest to 30% of the taxpayer's Adjusted Taxable Income before interest. Adjusted taxable income is computed without regard to any: (1) item of income, gain, deduction or loss, which is not allocable to the trade or business; (2) business interest income or expense; (3) any deduction allowed under IRC Section 199A (i.e., the 20% deduction for certain pass-through income); (4) the net operating loss deduction; and (5) depreciation, amortization or depletion for tax years beginning before January 1, 2022, but taking into account depreciation, amortization and depletion thereafter. In other words, the amount of interest expense that is disallowed under IRC Section 163(j) is directly related to our Adjusted Taxable Income (represented by tickmark G in the illustrative example below), and any change (including any adjustments presented in the Appendices) that decreases Adjusted Taxable Income will, in turn, increase the amount of disallowed interest because of the 30% limitation. This relationship continues as long as there is positive Adjusted Taxable Income (represented by tickmark G in the illustrative example below).

The following example illustrates the interest deduction limitation by making changes to a hypothetical base case pre-tax income. Test Case 1 removes (i.e. disallows the add-back of) $25.0 million of nonrecurring items from the base case adjusted U.S. historical pre-tax income before any interest deduction limitation, as represented by tickmark B. Test Case 2 builds on Test Case 1 by also removing $15.0 million from the base case interest expense, as represented by tickmark C.

ILLUSTRATIVE EXAMPLE		Base Case	Test Case 1	Test Case 2
Adjusted U.S. historical pre-tax income before Section 163(j) limitation (i.e., core earnings)	A	$20.0	$20.0	$20.0
Hypothetical reversal of nonrecurring items	B		(25.0)	(25.0)
Hypothetical reversal of a portion of interest expense	C			15.0
Test Case adjusted U.S. historical pre-tax income before Section 163(j) limitation	D = A + B + C	20.0	(5.0)	10.0
Interest limitation under Section 163(j)	J	23.0	30.5	15.5
Adjusted U.S. historical pre-tax income after Section 163(j) limitation	K = D + J	$43.0	$25.5	$25.5

Effect of reversal on adjusted U.S. historical pre-tax income after Section 153(j) limitation	L		$(17.5)	$(17.5)
Percentage of reversed nonrecurring items	L / B		70.0%	70.0%

Section 163(j) Limitation:
Adjusted U.S. historical pre-tax income	D	$20.0	$(5.0)	$10.0
Interest expense	E	50.0	50.0	50.0
Hypothetical reversal of a portion of interest expense	C			(15.0)
Depreciation and Amortization	F	20.0	20.0	20.0
Adjusted Taxable Income based on adjusted U.S. historical pre-tax income	G = D + E + F	90.0	65.0	65.0
Section 163(j) interest limitation percentage	H	30.0%	30.0%	30.0%
Section 163(j) allowable interest limitation	I = G * H	$27.0	$19.5	$19.5

Total interest expense	E + C	$50.0	$50.0	$35.0
Section 163(j) allowable interest limitation	I	27.0	19.5	19.5
Disallowed interest under Section 163(j)	J = E - I	$23.0	$30.5	$15.5

•
Regarding the restructuring charges that you assert would permanently reduce fixed costs, address whether you considered the extent to which those fixed costs could have contributed to the generation of pre-tax income or reduction of pre-tax losses for the periods indicated;

Response: Restructuring charges that permanently reduced fixed costs primarily relate to closure, exit or reconfiguration of facilities. These charges include the exit of our only owned coal-fired power plant that was impaired in 2016 and sold in 2017, as well the closure of a foundry and two other manufacturing sites as those activities were either outsourced or consolidated into other manufacturing locations. These restructuring actions reduced our fixed costs to make our operating costs more variable to adapt to changing sales volumes while maintaining margins in our Power segment. Our owned coal-fired power plant was not a significant contributor of pre-tax income or loss. With respect to the other facility closures, exit or reconfiguration, those business activities are continuing under a different execution model with a more variable cost structure; we did not adjust the historical results beyond these restructuring charges in determining our objective, verifiable forecast of future annual U.S. taxable income because we do not believe that the actions would have affected revenue.

•
Identify any nonrecurring charges or gains that were not adjusted for in arriving at "Adjusted U.S. historical pre-tax income" because they were deemed to relate to the ongoing core operations of the U.S. taxable entities.

Response: All material nonrecurring gains and losses have been excluded from the historical results that have been used in determining our objective, verifiable estimate future annual U.S. taxable income because they were not considered to be indicative of our ability to generate taxable income in future years.

•	Provide the comparable tabular analysis for the three months ended September 30, 2018.

Response: Comparable tabular analysis as of September 30, 2018 is included in Appendix 3.

2.
Regarding the alternative analysis for 2017 that shows the years to recover finite-lived U.S. net deferred tax assets as being 9.4 years, please confirm our understanding that a similar analysis for all U.S. net deferred tax assets would imply a recovery period of approximately 43 years. If so, please address why you believe such an extended recovery period is appropriate given the operational and financial challenges you have experienced and presumably will continue to face.

Response: If the analysis were applied as suggested by the Staff, using only the 2017 adjusted U.S. pre-tax income as a forecast of future U.S. taxable income, it would imply 38.1 years to recover our $83.9 million total U.S. net DTAs as of December 31, 2017 (revised in Appendix 1 to exclude state DTAs). While we acknowledge the Staff's observation that this would represent an extended recovery period, it would still fall within the unlimited carryforward period provided under the Tax Cuts and Jobs Act of 2017 and should not be viewed in isolation. Rather, we consider objective, verifiable forecasts based on the historical three-year average to be more significant than forecasts based only on the trailing twelve months because the volatility of our results can have a significant effect on shorter periods and may not be representative of the long-term earnings expectation of our company. This volatility is illustrated by the significant change when comparing the analyses based on historical results for the twelve months ended September 30, 2018 and June 30, 2018; the analysis shows at September 30, 2018 adjusted U.S. historical pre-tax income (i.e., core earnings) of $24.9 million, whereas at June 30, 2018, it shows adjusted U.S. historical pre-tax income (i.e., core earnings) of $7.7 million. A three-year average better aligns with our long-term contracting cycle, as well as the long-term cycles of the markets that we serve. The three-year average eliminates much of this volatility, better represents the long-term earnings expectations of our company, and is more consistent with our consideration of the cumulative loss position as significant negative evidence. While we have considered an objective, verifiable forecast based on the trailing twelve months, we consider it as lower-level, alternative evidence to further analyze U.S. DTAs that expire, and such analyses are presented in the Appendices.

Our analysis of our ability to utilize DTAs is performed on a jurisdictional basis and is based on all available positive and negative evidence. Our operational and financial challenges have primarily stemmed from our foreign operations, where we maintain full valuation allowances against our DTAs. These foreign operational challenges primarily relate to six European renewable loss contracts, which were sold on a full EPC (Engineer, Procure, Construct) basis; we no longer sell projects on a full EPC basis, and expect the operational challenges to subside as we complete the contracts in the balance of 2018 and into 2019.

3.
Please address how the "Adjusted U.S. historical pre-tax income," which you identified as being an objective, verifiable annual forecast of pre-tax income, compares to your forecasted results for future periods.

Response: Our original 2018 budget anticipated improvement of adjusted U.S. pre-tax income from 2017 to

2018 and further improvement in 2019; i.e., it anticipated 2017 to be a low point. However, we do not give significant weight to our forecasts in the analysis of our ability to utilize our DTAs because these forecasts are not objective and verifiable under the framework of ASC 740.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Note 8 - Provision for Income Taxes, page 19

4.
Please provide us with an analysis of the specific facts and circumstances that changed during the three months ended September 30, 2018 that lead you to conclude that an increase in your valuation allowance against your remaining net deferred tax assets was necessary. As part of your response, please quantify the impact that the removal of PBRRC's taxable income had on your "Adjusted U.S. historical pre-tax income," and identify any other changes in circumstances that occurred during the three months ended September 30, 2018.

Response: As described above and in our Response Dated September 27, 2018, we consider all positive and negative evidence in determining whether we expect to realize our DTAs. At September 30, 2018, we had significant negative evidence in the form of substantial doubt about our ability to continue as a going concern and our three-year cumulative loss position in the U.S. We had positive evidence from our objective, verifiable forecast of future annual U.S. taxable income based on an adjusted three-year historical average of $17.2 million. The average was down, however, from $25.0 million at June 30, 2018, implying an increase in the period to recover our DTAs to 23.6 years at September 30, 2018 from 15.9 years at June 30, 2018. PBRRC, which was sold in September 2018, had previously contributed $12.7 million to the three-year historical average pre-tax income as of June 30, 2018, but was not included in the three-year average as of September 30, 2018 and was the primary driver of the decline in the three-year historical average adjusted pre-tax income. As shown in the tabular analyses in the Appendices, other dispositions had a lesser effect on adjusted pre-tax income. While the forecast suggested that the DTAs would be realized in a reasonable period of time, the increase in the implied years to recover the DTAs from both the December 31, 2017 and June 30, 2018 analyses resulted in less weight being given to this piece of positive evidence at September 30, 2018 than in previous quarters.

Additionally, as of September 30, 2018, we continued to disclose substantial doubt about our ability to continue as a going concern in Note 1 to our condensed consolidated financial statements, which also describes the reasons for the substantial doubt and our remediation plans. As disclosed in Note 1 to our condensed consolidated financial statements as of September 30, 2018, "In prior reporting periods, our plans to mitigate the liquidity challenges created by losses in the Renewable segment have primarily focused on the non-core asset sales and financing activities described above [in Note 1], and such items are now complete. As of September 30, 2018, our plans primarily depend upon realization of projected cost savings from our previously announced restructuring actions and achievement of our forecasted cash generation from our core operations." Within the framework of ASC 740, we considered the changes in circumstances surrounding the going concern uncertainty to be the most significant new negative evidence. Specifically, the matters at September 30, 2018 that led to the going concern uncertainty no longer primarily reflected specific financing matters, such as the regulatory approval and successful completion of a fully backstopped rights offering or the pending regulatory approval of asset sales. While the foreign Renewable projects had losses in prior quarters, financing of those losses had generally been met by agreements in hand at each filing date that were subject to approval by a regulator or counterparty. The third quarter of 2018 is the first quarterly period in which the liquidity challenges were primarily dependent on the achievement of operating forecasts. Accordingly, we increased the amount of weight placed on this negative evidence.

In summary, we considered the trending of the negative and positive factors during our quarterly analyses prepared during 2018. In the third quarter of 2018, we found the weight of the negative evidence to be increasing and the weight of the positive evidence to be decreasing. The totality of these changes in circumstances during the third quarter resulted in the judgment the negative evidence outweighed the positive evidence and that a full valuation allowance against our remaining net DTAs should be recorded at September 30, 2018.

5.
Notwithstanding the comments above, please expand your disclosures to enable readers to understand the specific positive and negative evidence management evaluated in arriving at the conclusion that a full valuation allowance was necessary as of September 30, 2018. Ensure you discuss any changes in the weighting of such evidence.

Response: In our future filings, we will expand our disclosure to more clearly state how the changes in circumstances surrounding the going concern uncertainty disclosed in Note 1 of our condensed consolidated financial statements as of September 30, 2018 represented the most significant new negative evidence under the framework of ASC 740. While the key items of positive and negative evidence are discussed in Notes 1 and 8 of our condensed consolidated financial statements as of September 30, 2018, we will also provide more discussion of how the evidence was weighted in reaching the conclusion that a full valuation allowance was necessary as of that date.

We appreciate your feedback on our financial reporting. Should you have any questions about our responses, please contact me directly at (330) 860-1770 or dwhoehn@babcock.com.

Sincerely,

/s/ Daniel W. Hoehn
Daniel W. Hoehn
Vice President, Controller and Chief Accounting Officer
Babcock & Wilcox Enterprises, Inc.

cc:	Tracey Houser, Staff Accountant, SEC Division of Corporation Finance
Joel Mostrom, Chief Financial Officer, Babcock & Wilcox Enterprises, Inc.
Louis Salamone, Executive Vice President of Finance, Babcock & Wilcox Enterprises, Inc.
J. André Hall, Senior Vice President, General Counsel and Corporate Secretary, Babcock & Wilcox Enterprises, Inc.

Appendices: Tabular detail of our objective, verifiable forecasts of future annual U.S. taxable income as requested in Comment 1 follow

Appendix 1: Analysis as of December 31, 2017
Analysis for the three-year period ended December 31, 2017 and alternative analysis of deferred tax assets that expire based on the twelve-month period ended December 31, 2017, which includes businesses that were sold in 2018, are as follows:

	Three-Year	Year Ended December 31,
(In millions, except years)	Cumulative	2017	2016	2015
U.S. pre-tax income (loss)	$(64.2)	$(44.8)	$1.3	$(20.7)
Permanent items	22.4	15.9	7.0	(0.5)
	(41.8)	(28.9)	8.3	(21.2)
Items not considered to be indicative of our ability to generate future taxable income:
Mark-to-market pension (gains) losses	50.7	(10.2)	18.3	42.6
Interest adjustments:
Additional interest for outside borrowings	(129.6)	(26.6)	(51.5)	(51.5)
Interest expense disallowed	87.3	36.6	23.9	26.8
Nonrecurring items:
Restructuring charges:
Facility impairment, closure and exit costs, net	28.3	1.6	19.9	6.8
Severance and other	23.9	7.3	14.2	2.4
Impairments	35.9	21.3	—	14.6
Transaction costs for 2015 spin-off and two acquisitions	15.9	4.5	8.2	3.2
Settlement of two pre-spin litigation matters	15.0	2.2	3.2	9.6
Bank amendment financial advisory fees	2.7	2.7	—	—
	130.1	39.4	36.2	54.5
Adjusted U.S. historical pre-tax income (i.e., core earnings)	$88.3	$10.5	$44.5	$33.3

Analysis of deferred income tax asset recoverability (Significant Evidence);
Three-year average adjusted U.S. historical pre-tax income	$29.4
U.S. statutory income tax rate	21.0%
Tax-effected estimate of future annual U.S. pre-tax income	$6.2
U.S. federal net deferred tax assets (1)	$83.9
Implied years to recover U.S. net deferred tax assets	13.6

Alternative analysis of deferred tax assets that expire (Lower Level Evidence):
2017 adjusted U.S. historical pre-tax income		$10.5
U.S. statutory tax rate		21.0%
Tax-effected estimate of future annual U.S. pre-tax income		$2.2
U.S. (federal) net deferred tax assets with 20-year finite life		$20.7
Implied years to recover finite-lived U.S. net deferred tax assets		9.4
Table may not foot due to rounding.

(1)	U.S. net deferred tax assets have been updated from our Response Dated September 27, 2018 to exclude state deferred tax assets and present the analysis on a more consistent basis.

Appendix 2: Analysis as of June 30, 2018
Analysis for the three-year period ended June 30, 2018, which excludes MEGTEC and Universal because they were presented as discontinued operations as of June 30, 2018, is as follows:

	Three-Year	Six Months Ended	Year Ended	Year Ended	Six Months Ended
(In millions, except years)	Cumulative	Jun 30, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
U.S. pre-tax income (loss) from continuing operations(1)	$(194.1)	$(107.5)	$(39.0)	$(5.9)	$(41.7)
Permanent items	28.2	4.6	15.7	6.9	0.9
	(165.9)	(102.9)	(23.3)	1.0	(40.8)
Items not considered to be indicative of our ability to generate future taxable income:
Mark-to-market pension (gains) losses	50.7	—	(10.2)	18.3	42.6
Interest adjustments:
Additional interest for outside borrowings	(103.9)	—	(26.6)	(51.5)	(25.8)
Interest expense disallowed (1)	152.4	69.2	37.9	28.1	17.1
Nonrecurring items:
Restructuring charges:
Facility impairment, closure and exit costs, net	23.6	0.6	1.6	19.9	1.5
Severance and other	30.2	9.0	7.4	12.3	1.4
Impairments	46.8	19.9	21.3	—	5.6
Transaction costs for 2015 spin-off and two acquisitions	15.3	0.3	4.5	8.2	2.3
Settlement of two pre-spin litigation matters	15.0	—	2.2	3.2	9.6
Bank amendment financial advisory fees	10.9	8.2	2.7	—	—
	241.0	107.2	40.8	38.6	54.4
Adjusted U.S. historical pre-tax income (i.e., core earnings)	$75.1	$4.3	$17.5	$39.6	$13.7

Analysis of deferred income tax asset recoverability (Significant Evidence);
Three-year average adjusted U.S. historical pre-tax income	$25.0
U.S. statutory income tax rate	21.0%
Tax-effected estimate of future annual U.S. pre-tax income	$5.3
U.S. federal net deferred tax assets	$83.7
Implied years to recover U.S. net deferred tax assets (2)	15.9
Table may not foot due to rounding.

(1)
U.S. pre-tax loss for the six months ended June 30, 2018 has been updated from our Response Dated September 27, 2018 to correct a clerical error. The corresponding effect on the interest expense disallowed has also been updated. The clerical error was not present in our original internal analysis.

(2)
In our Response Dated September 27, 2018, we indicated that "we performed a similar analysis as of June 30, 2018, with similar results." As shown above, the 15.9 implied years to recover U.S. net deferred tax assets at June 30, 2018 is similar to the 13.6 years in the analysis at December 31, 2017.

Alternative analysis of deferred tax assets that expire based on the twelve-month period ended June 30, 2018, which excludes MEGTEC and Universal because they were presented as discontinued operations as of June 30, 2018, is as follows:

	Trailing Twelve	Six Months Ended	Six Months Ended
(In millions, except years)	Months	Jun 30, 2018	Dec 31, 2017
U.S. pre-tax income (loss) from continuing operations(1)	$(119.3)	$(107.5)	$(11.8)
Permanent items	12.5	4.6	7.9
	(106.8)	(102.9)	(3.9)
Items not considered to be indicative of our ability to generate future taxable income:
Mark-to-market pension (gains) losses	(10.2)	—	(10.2)
Interest adjustments:
Additional interest for outside borrowings	(7.6)	—	(7.6)
Interest expense disallowed (1)	83.1	69.2	13.9
Nonrecurring items:
Restructuring charges:
Facility impairment, closure and exit costs, net	0.9	0.6	0.3
Severance and other	15.0	9.0	6.0
Impairments	23.0	19.9	3.1
Transaction costs for 2015 spin-off and two acquisitions	3.8	0.3	3.5
Settlement of one pre-spin litigation matter	(1.6)	—	(1.6)
Bank amendment financial advisory fees	8.2	8.2	—
	114.6	107.2	7.4
Adjusted U.S. historical pre-tax income (i.e., core earnings)	$7.7	$4.3	$3.4

Alternative analysis of deferred tax assets that expire (Lower Level Evidence):
Trailing twelve months adjusted U.S. historical pre-tax income	$7.7
U.S. statutory income tax rate	21.0%
Tax-effected estimate of future U.S. pre-tax income	$1.6
U.S. federal net deferred tax assets w/ finite 20 yr. life	$20.7
Implied years to recover finite-lived U.S. net deferred tax assets(2)	12.8
Table may not foot due to rounding.

(1)
U.S. pre-tax loss for the six months ended June 30, 2018 has been updated from our Response Dated September 27, 2018 to correct a clerical error. The corresponding effect on the interest expense disallowed has also been updated. The clerical error was not present in our original internal analysis.

(2)
In our Response Dated September 27, 2018, we indicated that "we performed a similar analysis as of June 30, 2018, with similar results." As shown above, the 12.8 implied years to recover finite-lived U.S. net deferred tax assets at June 30, 2018 is similar to the 9.4 years in the analysis at December 31, 2017.

Appendix 3: Analysis as of September 30, 2018
Analysis for the three-year period ended September 30, 2018, which excludes MEGTEC, Universal, PBRRC and TBWES because they were either presented as discontinued operations or sold as of September 30, 2018, is as follows:

	Three-Year	Nine Months Ended	Year ended	Year ended	Three Months Ended
(In millions, except years)	Cumulative	Sep 30, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
U.S. pre-tax income (loss) from continuing operations	$(159.2)	$(79.8)	$(39.0)	$(5.9)	$(34.5)
Remove disposed business - PBRRC	(35.6)	(6.8)	(12.3)	(12.6)	(3.9)
Remove disposed business - TBWES(1)	37.4	20.6	16.0	(1.5)	2.2
	(157.5)	(66.0)	(35.3)	(20.0)	(36.2)
Permanent items	31.4	8.3	15.7	6.9	0.5
	(126.1)	(57.7)	(19.6)	(13.1)	(35.7)
Items not considered to be indicative of our ability to generate future taxable income:
Mark-to-market pension (gains) losses	46.5	(4.2)	(10.2)	18.3	42.6
Interest adjustments:
Additional interest for outside borrowings	(91.0)	—	(26.6)	(51.5)	(12.9)
Interest expense disallowed	160.6	78.1	42.5	32.7	7.3
Nonrecurring items:
Restructuring charges:
Facility impairment, closure and exit costs, net	23.5	0.6	1.6	19.9	1.4
Severance and other	30.9	10.4	7.3	12.3	0.9
Impairments and gain on sale of PBRRC(2)	(30.3)	(39.0)	3.1	—	5.6
Transaction costs for 2015 spin-off and two acquisitions	14.3	0.8	4.6	8.2	0.7
Settlement of one pre-spin litigation matter	5.4	—	2.2	3.2	—
Bank amendment financial advisory fees	17.7	15.0	2.7	—	—
	177.6	61.8	27.2	43.1	45.5
Adjusted U.S. historical pre-tax income (i.e., core earnings)	$51.5	$4.1	$7.6	$30.1	$9.8

Analysis of deferred income tax asset recoverability (Significant Evidence);
Three-year average adjusted U.S. historical pre-tax income	$17.2
U.S. statutory income tax rate	21.0%
Tax-effected estimate of future annual U.S. pre-tax income	$3.6
U.S. (federal) net deferred tax assets	$84.9
Implied years to recover U.S. net deferred tax assets	23.6
Table may not foot due to rounding.

(1)
TBWES includes other than temporary impairments and loss on sale of $18.4 million and $18.2 million in the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, which were excluded as a nonrecurring item in the June 30, 2018 and prior tabular analyses.

(2)
The September 2018 gain on sale of PBRRC was primarily recognized by its parent company, which is a continuing business. This gain is included in U.S. pre-tax income loss and is excluded as a nonrecurring item.

Alternative analysis of deferred tax assets that expire based on the twelve-month period ended September 30, 2018, which excludes MEGTEC, Universal, PBRRC and TBWES because they were either presented as discontinued operations or sold as of September 30, 2018, is as follows:

	Trailing Twelve	Nine Months Ended	Three Months Ended
(In millions, except years)	Months	Sep 30, 2018	Dec 31, 2017
U.S. pre-tax income (loss) from continuing operations	$(66.8)	$(79.8)	$13.0
Remove disposed business - PBRRC	(8.6)	(6.8)	(1.8)
Remove disposed business TBWES(1)	20.6	20.6	—
	(54.8)	(66.0)	11.2
Permanent items	12.2	8.3	3.9
	(42.5)	(57.7)	15.2
Items not considered to be indicative of our ability to generate future taxable income:
Mark-to-market pension (gains) losses	(14.4)	(4.2)	(10.2)
Interest adjustments:
Additional interest for outside borrowings	2.2	—	2.2
Interest expense disallowed	80.6	78.1	2.5
Nonrecurring items:
Restructuring charges:
Facility impairment, closure and exit costs, net	0.4	0.6	(0.2)
Severance and other	16.9	10.4	6.5
Impairments and gain on sale of PBRRC(2)	(35.9)	(39.0)	3.1
Transaction costs for 2015 spin-off and two acquisitions	1.6	0.8	0.8
Settlement of one pre-spin litigation matter	(1.6)	—	(1.6)
Bank amendment financial advisory fees	17.7	15.0	2.7
	67.4	61.8	5.8
Adjusted U.S. historical pre-tax income (i.e., core earnings)	$24.9	$4.1	$20.9

Alternative analysis of deferred tax assets that expire (Lower Level Evidence):
Trailing twelve months adjusted U.S. historical pre-tax income	$24.9
U.S. statutory income tax rate	21.0%
Tax-effected estimate of future U.S. pre-tax income	$5.1
U.S. federal net deferred tax assets w/ finite 20 yr. life	$20.7
Implied years to recover finite-lived U.S. net deferred tax assets	4.0
Table may not foot due to rounding.

(1)
TBWES includes other than temporary impairments and loss on sale of $18.4 million in the nine months ended September 30, 2018, which were excluded as a nonrecurring item in the June 30, 2018 and prior tabular analyses.

(2)
The September 2018 gain on sale of PBRRC was primarily recognized by its parent company, which is a continuing business. This gain is included in U.S. pre-tax income loss and is excluded as a nonrecurring item.